Exhibit 21.1

Hang Feng Technology Innovation Co., Ltd.

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Starchain Investment Trading Limited	Hong Kong
Hang Feng Capital Management Limited	British Virgin Islands
Shine Prosperity Holding Limited	British Virgin Islands
Hang Feng Fund SPC	Cayman Islands
Hang Feng International Asset Management Limited	Hong Kong